Mail Stop 4561

June 2, 2008

Marsha Baker
President
2920 Harrison St.
Davenport, Iowa 52803

> **Re:** **Hynes & Howes Insurance Counselors Inc**
> **Form 8-K/A, Item 4**
> **Filed May 30, 2008**
> **File No. 000-07376**

Dear Ms. Baker:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, Item 4(a)

1.   As previously mentioned in our letter dated May 15, 2008 we noted that your previous accountant, Shapley, Shapley & Moorhead PC, is not registered with the Public Company Accounting Oversight Board (PCAOB). As defined under PCAOB Rule 1001(P)(ii), an unregistered firm or accountant cannot be engaged in the preparation or issuance of, or play a substantial role in the preparation or furnishing of, an audit report (or review report), other than to issue a consent to the use of an audit report for a prior period. Tell us whether Shapley, Shapley & Moorhead PC was registered with the PCAOB during the period that the audit was conducted for the year ended September 30, 2007 as well as the reviews conducted for the quarters ended March 31, 2007, June 30, 2007, December 31, 2007, and March 31, 2008. To the extent that your previous accountant was not registered with the PCAOB, you must engage an independent public accountant that is registered with the PCAOB to re-audit or re-review the aforementioned financial statements that were audited or reviewed by Shapley, Shapley &

Moorhead PC; and file amendments to any periodic reports after your new public accountant has re-audited or re-reviewed the financial statements.

* * * *

As appropriate, please amend your filing or respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant